
05007277

March 30, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA


RECEIVED
APR 11 2005

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 037/2005**

  Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for 2005

  Date: March 30, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,



Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure



Summary Translation Letter
To the Stock Exchange of Thailand
March 30, 2005

AIS-CP 037/2005

March 30, 2005

Re: Notification of the Resolutions of the Annual General Meeting of Shareholders for 2005

To: The President
The Stock Exchange of Thailand

Attachments: Details of the Employee Stock Option Plan - ESOP Grant IV

The Annual General Meeting of Shareholders for 2005 of Advanced Info Service Public Company Limited (the "Company") held on March 30, 2005 at the Auditorium room, 9 floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok, has resolved as follows:

1. Certified the Company's operating results for 2004 and approved the balance sheets, statement of income, and cash flow statements of 2004 ended December 31, 2004;

2. Approved the appointment of auditors of PricewaterhouseCoopers ABAS Limited to be the Company's auditors for the year ended 2005 as follow:

- Mr. Prasan Chuapanich	CPA. No. 3051
- Ms. Nangnoi Charoenthavesub	CPA. No. 3044
- Mrs. Suwannee Bhuripanyo	CPA. No. 3371
- Mr. Prasit Yuengsrikul	CPA. No. 4174

One of these persons will be responsible for auditing and giving comments on the Company's financial statements. The auditors' remuneration for quarterly and yearly auditing shall not exceed Baht 5.86 million.

3. Approved the dividends payment for the second half of 2004 (July 1 - December 31, 2004) to shareholders at Baht 2.60 each, totaling about Baht 7,659 million. The closing date of register book to determine the right to receive dividend will be on March 10, 2005, at 12.00 noon and the payment date will be on April 11, 2005. Provided that, the treasury stock is not entitled to receive the dividends.

The Company's dividends payment of the entire year 2004 (including the interim dividend payment paid from the operating results in the first haft of 2004 at Baht 2.15 per share) is accounted to be Baht 4.75 per share, or totally about Baht 13,984 million.

4. Approved the appointment of directors and determined the directors' remuneration for 2005 as follows;

4.1 The retiring directors due to cease of their terms are as follows:

- Mr. Paiboon Limpaphayom (Ph.D.)	Chairman of the Board of Directors
- Mrs.Siripen Sitasuwan	Director
- Ms. Jeann Low Ngiap Jong	Director
- Mr. Lim Chuan Poh	Director

4.2 The retiring directors having been re-appointed are as follows:

- Mr. Paiboon Limpaphayom (Ph.D.) — Chairman of the Board of Directors
- Mrs.Siripen Sitasuwan — Director
- Ms. Jeann Low Ngiap Jong — Director
- Mr. Lim Chuan Poh — Director

4.3 The members of the Board of Directors shall be as follows:

- Mr. Paiboon Limpaphayom (Ph.D.) — Chairman of the Board of Directors
- Mr. Boonklee Plangsiri — Director
- Mr. Somprasong Boonyachai — Director
- Mrs.Siripen Sitasuwan — Director
- Mr. Lim Chuan Poh — Director
- Ms. Jeann Low Ngiap Jong — Director
- Mrs. Tasanee Manorot — Director
- Mr. Suphadej Poonpipat — Director
- Mr. Arun Churdboonchart — Director
- Mr. Boonchoo Direksathapon — Director

4.4 The authorized signatories are as follows:

"Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai, and Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed."

4.5 Approved the directors' remuneration for the fiscal year 2005 not exceeding of Baht 10,000,000. Such remuneration shall consist of salary, bonus, welfare, provident fund and meeting allowance.

5. Approved the issuance and allocation of warrants to purchase ordinary shares to directors and employees of the Company No. 4 in the number of 9,794,800 units as per details in the Attachment.

6. Approved the allocation of 9,794,800 new ordinary shares, at the par value of Baht 1 each, from the remaining 2,033.41 million unallocated shares to reserve for the exercise of warrants under the ESOP Grant IV.

Other related details and conditions as well as taking necessary and appropriated actions in connection with the allocation of such new ordinary shares under the ESOP, including the listing of such new ordinary shares on the Stock Exchange of Thailand will be determined at the discretion of the Executive Committee or the designated person by the Board of Directors.

7. Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors and employees who are eligible for the warrants of exceeding 5% of the total ESOP Grant IV. These directors and employees are:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Somprasong Boonyachai	735,500	7.51
2. Ms. Yingluk Shinawatra	650,000	6.64
3. Mrs. Suvimol Kaewkoon	580,000	5.92
4. Mr. Vikrom Sripratak	500,000	5.10

8. Approved the allotment of 620,000 additional ordinary shares, at the par value of Baht 1 each, from the remaining 2,033.41 million unallocated shares to be reserved for exercising the right in pursuance of the ESOP warrants Grant 1, 2, and 3 due to entering into the terms and conditions of the Prospectus.

   Regarding the dividends payments of the company for the second half of 2003, the first half of 2004, and the second half of 2004 (total 3 times), the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant I, II, and III, as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

   The Company, therefore, will allot 620,000 additional shares to be reserved for the new exercise ratio of ESOP Grant I, II and III, which will be comprised of 220,000 shares for Grant 1,250,000 shares for Grant 2, and 150,000 shares for Grant 3.

Attachment 1

(Translation)

Advanced Info Service Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan - ESOP) Grant IV

1. Objectives and necessities of offering securities to directors and employees of the Company

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

Grant I: The amount of warrants to be issued and offered in 2002 is 14,000,000 units, implying that 14,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.48 Percent of the paid-up capital of the Company.

Grant II: The amount of warrants to be issued and offered in 2003 is 8,467,200 units, implying that 8,467,200ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.29 Percent of the total paid-up capital of the Company.

Grant III: The amount of warrants to be issued and offered in 2004 is 8,999,500 units, implying that 8,999,500 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.31 Percent of the total paid-up capital of the Company.

The amount of warrants to be issued and offered in this year 2005 is 9,794,800 units, implying that 9,794,800 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.33 Percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I, II, III and IV are equivalent to 1.41 Percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant IV as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. Preliminary Details of Warrants in the Second Year Program

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**)
Total Number of Warrants to be Offered	9,794,800 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	5 years from the issue and offer date.

Reserved Shares	9,794,800 shares (at the par value of Baht 1), or 0.33 of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting 2005, 106.66 Baht per share.
Issuing and Offering Date	The Company's Executive Committee will determine the date of issuing and offering of warrants.
Exercise Period	The Company's directors and employees could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year

Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next of exercise right.

Second Year

Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of right.

Third Year

Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of right.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. Other Principle and Conditions for Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month, **("Exercise Date")** except for the last exercise period the exercise date will be during five business days prior to the expired date.

3.3 Qualifications of Directors and Employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors and/or employees of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and Employees of the Company

3.4.1 If any director of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director or employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and Employees

-None-

3.7 Right Adjustment The Company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

In the case of the rights adjustment of the ESOP that required more additional shares than the reserved shares, the company shall seek for approval from shareholders, in the next shareholder meeting. Should the warrants expire sooner than the next shareholder meeting, the company shall bring the matter to the shareholder meeting as soon as possible.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and Employees of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors and Employees as Calculated from the Presently Paid-up Capital:

Number of the total issued shares = 2,945,822,894 shares (at a par value of Baht 1 each)

Number of all shares from warrant exercise = 9,794,800 shares (at a par value of Baht 1 each)

Total number of shares after exercise of right = 2,955,617,694 shares (at a par value of Baht 1 each)

Ratio of the existing shareholders after = 99.67 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and Employees at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares = 2,945,822,894 shares (at a par value of Baht 1 each)

Number of reserved shares for the exercise of warrant shares to be allocated to directors and employees = 9,794,800 shares (at a par value of Baht 1 each)

Ratio of reserved shares to total issued shares = 0.33 of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees who are eligible to be allocated Warrants at the Rate Exceeding 5'of Warrant to Be Issued and Offered

Name	Number of Allocated Warrants (Units)	Percent of Total Allocated Warrants
1. Mr. Somprasong Boonyachai Director and Chairman of the Executive Committee - Wireless Communications	735,500	7.51
2. Ms. Yingluck Shinawatra President - Wireless Communications	650,000	6.64
3. Mrs.Suwimol Kaewkoon Chief Customer Champion & Terminal Business Officer	580,000	5.92
4. Mr. Vikrom Sriprataks Chief Technology Officer	500,000	5.10
5. Mrs. Arpattra Sringkarrinkul Director of Subsidiaries and Executive Vice President - Information System Support	412,000	4.21
6. Mrs. Aphivan Saipradit Director of Subsidiaries and Managing Director Advanced Datanetwork Communication Co.Ltd.	76,100	0.78
7. Mr. Suthichai Cheunchoosil Director of Subsidiary and Assistant Vice President - Enterprise Business	72,300	0.74

Note: *The amount of warrants to be issued and offered will be 9,794,800 units.*

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors or Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

7. List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants

<table>
<tr><th>Name</th><th>Position</th><th>Number of Allocated Warrants (Units)</th><th>Percent of Total Allocated Warrants</th></tr>
<tr><td>7.1 Mr. Somprasong Boonyachai</td><td>Director and Chairman of the Executive Committee - Wireless Communications</td><td>735,500</td><td>7.51</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Advanced Info Service Public Company Limited
No. of meetings 5 times Attending 5 times Not attending - times</td></tr>
<tr><td>7.2 Ms. Yingluck Shinawatra</td><td>President - Wireless Communications</td><td>650,000</td><td>6..64</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Advanced Datanetwork Communication Company Limited
No. of meetings 5 times Attending 5 times Not attending - times</td></tr>
<tr><td>7.3 Mrs.Suwimol Kaewkoon</td><td>Chief Customer Champion & Terminal Business Officer</td><td>580,000</td><td>5.92</td></tr>
<tr><td>7.4 Mr. Vikrom Sriprataks</td><td>Chief Technology Officer</td><td>500,000</td><td>5.10</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Digital Phone Company Limited
No. of meetings 4 times Attending 4 times Not attending - times</td></tr>
</table>

The total amount of warrants to be issued and offered will be 9,794,800 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.4 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

Summary Translation Letter
To the Stock Exchange of Thailand
March 24, 2005

AIS-CP 032/2005

March 24, 2005

Re: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS070A)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. TCDO.39-480404 of Siam Commercial Bank on March 21, 2005

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS070A), the details are shown in the referenced letter.

Referenced Letter

TCDO.39 – 480404 March 21, 2005

Notification of Book Closed Date for Interest Payment

Managing Director
The Stock Exchange of Thailand

With reference to Debentures issued by Advanced Info Service Public Company Limited named The Amortizing Debentures of Advanced Info Service Public Company Limited No. 4/2002 Due 2007 with face value of Baht 1,000 and offering amount at 5,000,000 units "the Debentures", the Company will pay interest on semi annual basis. Interest shall be payable on 21 October of each year throughout the term of the Debentures.

The Bank as a capacity of Registrar of the Debentures would like to inform that the fifth coupon payment is due on 21 April 2005. Coupon rate is 3.65 % per annum. The book closed date of the Debentures is on 7 April 2005 at noon.

Summary Translation Letter
To the Stock Exchange of Thailand
April 4, 2005

AIS-CP 041/2005

April 4, 2005

Subject: Report on the results of the exercise of warrants (ESOP Grant I and II) in March 2005.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details	ESOP Grant I	ESOP Grant II
The number of warrants	14,000,000 Units	8,467,200 Units
Issue Date	March 27, 2002	May 30, 2003
Exercise Price	Baht 46.780 per share	Baht 42.302 per share
Exercise Ratio	1 warrant per 1.02549 ordinary shares	
Maturity of Warrants	5 years from the first date of the issuance and offering of warrants	

The Company would like to report the results of the exercise of warrants (ESOP Grant I and II) in March 2005, as follows:

Details	ESOP Grant I	ESOP Grant II
The number of exercised warrants in this month	987,600 units	65,000 units
The number of remaining unexercised warrants	4,441,700 units	5,917,100 units
The number of ordinary shares derived from this exercise	1,012,765 shares	66,656 shares
The number of remaining ordinary shares reserved for warrants	4,655,124 shares	6,176,090 shares

Summary Translation Letter
To the Stock Exchange of Thailand
March 31, 2005

AIS-CP 038/2005

March 31, 2005

Re: The addition of the notification of the Book Closing for Interest Payment of Debentures of the Company (AIS070A)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. TCDO. 39-480442 of The Siam Commercial Bank Public Company Limited on March 30, 2005

Advanced Info Service Public company Limited ("the Company") would like to notify further information on interest calculation of coupon payment of debentures of the Company (AIS070A), the details are shown in the referenced letter.

Referenced Letter

TCDO.39 - 480442 March 30, 2005

Notification of Book Closed Date for Interest Payment

Managing Director
The Stock Exchange of Thailand

With reference to Debentures issued by Advanced Info Service Public Company Limited named The Amortizing Debentures of Advanced Info Service Public Company Limited No. 4/2002 Due 2007 with face value of Baht 1,000 and offering amount at 5,000,000 units "the Debentures", the Company will pay interest on semi annual basis. Interest shall be payable on 21 April and 21 October of each year throughout the term of the Debentures.

The Bank as a capacity of Registrar of the Debentures would like to inform that the fifth coupon payment is due on 21 April 2005. Coupon rate is 3.65 % per annum. Calculation period is 182 days starting from 21 October 2004 to 20 April 2005. The book closed date of the Debentures is on 7 April 2005 at noon.